SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For March, 2025
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

2024 Earnings

Page 1

SABESP RELEASES FY2024 EARNINGS

Daniel Szlak
CFO

Thiago Levy
Executive Officer of Treasury and Investor Relations

R$ Million
Gross operating revenue*
21,513
23,895
11.1%
Net operating revenue
19,972
21,726
8.8%
Adjusted EBITDA**
9,541
11,339
18.8%
Net income
3,524
9,580
171.9%
2023
2024

(*) Does not include construction revenue
(**) Excluding non-recurring effects / construction margin / Assets bifurcation

2024 Earnings Page 2

Highlights

Adjusted EBITDA totaled R$ 11,339 million in 2024 (+19% vs. R$ 9,541 million in 2023) with an adjusted EBITDA margin of 52% (vs. 48% in 2023). The main pillars for its growth were i) higher revenue from the tariff increase and growth in the number of new connections; ii) personnel, from the 2023 Voluntary Termination Plan (“VTP”); iii) fixed costs dilution from volume growth.

Reported EBITDA totaled R$ 18,187 million (+99% vs. R$ 9,137 million in 2023) driven by the aforementioned drivers plus the financial asset bifurcation recorded in 3Q24.

Reported Net Income reached R$ 9,580 million in 2024 (+172% vs. R$ 3,524 million in 2023). Excluding non-recurring effects, construction margin and the financial asset bifurcation, Adjusted Net Income was R$ 5,174 million in 2024 (+37% vs. R$ 3,790 million in 2023).

In 4Q24, Adjusted EBITDA was R$ 2,999 million (+4.1% vs. 4Q23), reaching an adjusted margin of 54% (vs. 53% in 4Q23). The Reported EBITDA for the same period totaled R$ 2,294 million (-22% vs. 4Q23), mainly due to the severance accrual for the 2024 Voluntary Termination Plan carried out in the quarter.

Reported Net Income was R$ 1,435 million in 4Q24 (+21.0% vs. 4Q23). Excluding non-recurring effects, Adjusted Net Income totaled R$ 1,900 million (+64% vs. 4Q23).

Financial Asset Bifurcation

In July 2024, the Company signed a new concession agreement with URAE-1 resulting in a single concession covering 371 cities and that expires in 2060. This contract provides greater legal assurances and grants an unconditional right to receive a cash indemnity at the end of the concession period. Given that, the Company went on to recognize a concession asset bifurcation accounting for the contractual right that assets which will not be fully amortized during the concession period will be indemnified. For further information, please refer to Note 16 of the 2024 Audited Financial Statements.

Transition

In 4Q24, the new management started a review of processes that resulted in impacts on the results reported in 2024, among which (i) reassessment of legal claims; (ii) roll-out of the Sabesp Gente program to attract new professionals, retain internal talents, and manage career transitions through a Voluntary Termination Plan; (iii) review of its IT infrastructure and processes; (iv) PMI consulting to deploy strategic actions for 2025 and 2026; (v) overhaul CAPEX contracts and definition of the CAPEX pipeline for the upcoming years, accelerating the hiring of suppliers for essential works to meet the contractual universalization targets.

2024 Earnings Page 3

1.	CONSOLIDATED INCOME STATEMENT

R$ million

		2024	2023	Var. (R$)%		4Q24	4Q23	Var. (R$)%
	Revenue from Operations	23.895	21.513	2.381	11,1	6.229	5.873	356	6,1
	FAUSP	(395)	-	(395)	-	(238)	-	(238)	-
	Financial Asset	9.151	-	9.151	-	331	-	331	-
	Sales Tax	(2.731)	(1.542)	(1.190)	77,2	(567)	(431)	(136)	31,4
(=)	Net Sanitation Revenue	29.920	19.972	9.948	49,8	5.755	5.441	314	5,8
	Construction revenues	6.226	5.600	626	11,2	2.084	1.825	259	14,2
(=)	Net Revenue	36.145	25.572	10.573	41,3	7.839	7.266	573	7,9
	Construction costs	(6.086)	(5.475)	(611)	11,2	(2.037)	(1.784)	(253)	14,2
	Operating Costs and expenses	(14.304)	(13.812)	(492)	3,6	(3.913)	(3.274)	(639)	19,5
	Other operating income/(expense), net	(280)	28	(308)	(1.104)	(125)	(43)	(81)	188,4
	Minority Interest	35	32	3	9,0	10	9	0	4,5
(=)	EBIT	15.510	6.346	9.164	144,4	1.774	2.174	(400)	(18,4)
	Net Financial result	(1.868)	(1.592)	(276)	17,3	(543)	(887)	344	(38,8)
(=)	EBT	13.643	4.754	8.889	187,0	1.231	1.287	(56)	(4,3)
	Income tax	(4.063)	(1.230)	(2.833)	230,2	204	(100)	305	(303,7)
(=)	Net income	9.580	3.524	6.056	171,9	1.435	1.186	249	21,0
	EPS (R$)*	14,02	5,16			2,10	1,74

* Number of shares = 683,509,869

2024 Earnings Page 4

2.	Adjusted INCOME STATEMENT

R$ million

		2024	Adjustments			2024 Adjusted	2023 Adjusted	Var. (R$)%
			Financial Asset	Construction	Non-Recurring
	Revenue from Operations	23.895	-	-	-	23.895	21.513	2.381	11,1
	FAUSP	(395)	-	-	-	(395)	-	(395)	-
	Financial Asset	9.151	(9.151)	-	-	-	-	-	-
	Sales Tax	(2.731)	846	-	111	(1.774)	(1.542)	(232)	15,1
(=)	Net Sanitation Revenue	29.920	(8.305)	-	111	21.726	19.972	1.754	8,8
	Construction revenues	6.226	-	(6.226)	-	-	-	-	-
(=)	Net Revenue	36.145	(8.305)	(6.226)	111	21.726	19.972	1.754	8,8
	Construction costs	(6.086)	-	6.086	-	-	-	-	-
	Operating Costs and expenses	(14.304)	-	-	1.289	(13.015)	(13.282)	267	(2,0)
	Other operating income/(expense), net	(280)	-	-	247	(34)	28	(62)	(221,6)
	Minority Interest	35	-	-	-	35	32	3	9,0
(=)	EBIT	15.510	(8.305)	(140)	1.646	8.712	6.750	1.962	29,1
	Net Financial result	(1.868)	-	-	124	(1.744)	(1.592)	(152)	9,5
(=)	EBT	13.643	(8.305)	(140)	1.770	6.968	5.158	1.810	35,1
	Income tax	(4.063)	2.824	48	(602)	(1.794)	(1.368)	(426)	31,2
(=)	Net income	9.580	(5.481)	(92)	1.168	5.174	3.790	1.384	36,5
	EPS (R$)*	14,02				7,57	5,55

* Balance adjusted for construction revenue and costs

Main non-recurring effects in 2024 were (i) Sabesp Gente VTP accrual for R$ 630 million; (ii) reassessment of legal claims of R$ 471 million; (iii) Write-off of work in progress fixed assets of R$ 164 million; (iv) R$ 111 million of accrual for taxes on unbilled revenue; (v) privatization expenses of R$ 100 million; (vi) slow move and inventory difference accrual of R$ 95 million; and (vii) post-privatization PMI consulting of R$ 40 million.

1.
2.
2.1.	ADJUSTED NET REVENUE

Net revenue from sanitation services considering FAUSP¹ reached R$ 21,726 million (+9% vs. R$ 19,972 million in 2023).

The main factors in the year were:

•	+7.5% in the consumption price/mix: mainly due to the tariff increase;
•	+3.0% in billed volume: increase of 35 thousand active connections;
•	(2.0)% FAUSP: initiated in July 2024;

The R$ 124 million increase (+2.3%) recorded in 4Q24 was mainly due to:

•	+5.5% in the consumption price/mix;
•	+1.2% in billed volume;
•	(4.4)% FAUSP;

2024 Earnings Page 5

R$ million

	2024	2023	Var. (R$)%		4Q24	4Q23	Var. (R$)%
Net revenue from sanitation services	21.726	19.972	1.754	8,8	5.565	5.441	124	2,3
Billed volume (million m³)	4.316	4.190	126	3,0	1.078	1.065	13	1,2
Average rate (R$/m3)	5,03	4,77	0,27	5,6	5,16	5,11	0,05	1,0

(1) FAUSP (Support Fund for the Universalization of Sanitation in the São Paulo State) – Amount referring to the difference between the invoice rate vs Sabesp rate.

	2024	2023	Var.	%	4Q24	4Q23	Var.	%
Produced water volume (millions m³)	2.125.136	2.042.953	82.183	4,0	537.082	526.827	10.255	1,9
Treated sewage volume (millions m³)	1.341.937	1.187.706	154.231	13,0	329.017	308.108	20.909	6,8

Number of units in thousands¹	2024	2023	%
Water units	13.072	12.928	1,1
Sewage units	11.762	11.581	1,6

(1) Active and registered units, average by end of period

Unaudited by external auditors

2.2.	TARIFF MIX

An update to the Cadastro Único database in 2H24 led to an increase in the number of residential consumers qualified for the social and vulnerable tariffs. Additionally, the growth in new units in vulnerable regions increases the representation of a lower tariff: An impact of R$ 209 million related to the tariff mix on net sanitation revenue in 2024 vs. 2023.

2.3.	ADJUSTED OPEX

OPEX decreased by R$ 205 million in 2024 (2)%. In 4Q24, the decrease was R$ 221 million (7)%. The main driver for the reduction was the personnel expense line.

R$ million

	4Q24 adjusted	4Q23	Var. (R$)%		2024 adjusted	2023	Var. (R$)%
Personnel	492	759	(266)	(35.1)	2,682	3,121	(439)	(14.1)
General supplies	143	112	31	28.2	412	386	26	6.6
Treatment supplies	144	142	2	1.5	530	559	(28)	(5.1)
Services	678	578	100	17.3	2,654	2,571	83	3.2
Electricity	391	367	25	6.7	1,575	1,517	58	3.8
General expenses	494	426	69	16.2	1,896	1,594	302	19.0
Tax expenses	20	26	(6)	(24.8)	81	90	(9)	(9.8)
Depreciation and amortization	521	749	(229)	(30.5)	2,627	2,791	(164)	(5.9)
Allowance for doubtful accounts	155	116	39	33.9	558	653	(95)	(14.6)
Other revenues and expenses	57	43	14	32.2	34	(28)	62	(221.6)
Costs, administrative, and selling expenses	3,097	3,317	(221)	(6.7)	13,049	13,254	(205)	(1.5)

2.4.	ADJUSTED PERSONNEL

There was a decrease of R$ 439 million (14)% in 2024, mainly due to the 11% reduction in the number of employees. The reduction reported in 4Q24 was R$ 266 million (35)%, with staff decreasing by 6% versus the same period in 2023.

Number of employees	2024	2023	%
Employees at the end of each period	10,552	11,170	(5.5)
Employees - simple average	10,485	11,802	(11.2)

2024 Earnings Page 6

2.5.	ADJUSTED GENERAL EXPENSES

Increase of R$ 302 million (+19%), totaling R$ 1,896 million in 2024 vs. R$ 1,594 million in 2023, mainly due to higher transfers to Sanitation Municipal Funds for a total of R$ 253 million (pass-through), consistent with the new URAE-1 concession agreement.

R$ million

MUNICIPAL TRANSFERS
Municipality	4Q24	4Q23	Var. (R$)%		2024	2023	Var. (R$)%
São Paulo	189	180	9	5.1	731	672	59	8.8
Guarulhos	9	4	5	129.1	35	4	31	771.5
Barueri	3	-	3	-	21	-	21	-
Osasco	5	-	5	-	8	-	8	-
Poá	1	-	1	-	8	-	8	-
Other municipalities	101	47	54	114.7	296	169	126	74.5
Total	309	231	77	33.4	1,099	846	253	29.9

2.6.	DEPRECIATION AND AMORTIZATION

Decrease of R$ 164 million (5.9)% in 2024, due to the signing of the new concession agreement with URAE-1, valid thru October 19, 2060, resulting in the reduction of the average amortization rate. In 4Q24, D&A totaled R$ 521 million, down R$ 229 million versus the same period in 2023.

3.Investments

Investments totaled R$ 6,912 million in 2024, up by R$ 628 million or +10% versus 2023. In 4Q24, investments totaled R$ 2,750 million, up 17.1% versus the same period in the previous year.

R$ million

	4Q24	4Q23	Var. (R$)%
Water	966	1.043	(77)	(7,4)
Sewage	1.784	1.306	478	36,6
Total	2.750	2.349	401	17,1
	2024	2023	Var. (R$)%
Water	2.892	2.721	171	6,3
Sewage	4.020	3.563	457	12,8
Total	6.912	6.284	628	10,0

2024 Earnings Page 7

Consolidated Income Statement

R$ ‘000	2024	2023
Net Operating Revenue	36.145.477	25.572.056
Operating Costs	(16.603.073)	(16.051.866)
Gross Profit	19.542.404	9.520.190
Selling	(917.589)	(984.060)
Allowance for doubtful accounts	(557.789)	(652.920)
Administrative expenses	(2.311.438)	(1.597.548)
Other operating revenue (expenses), net	(280.450)	27.925
Minority Interest	35.322	32.393
Operating Profit	15.510.460	6.345.980
Financial expenses	(2.701.304)	(2.708.617)
Financial revenue	1.044.151	805.905
Exchange gain (loss), net	(210.499)	310.716
Net Financial Result	(1.867.652)	(1.591.996)
Pre-tax Earnings	13.642.808	4.753.984
Current	(1.302.648)	(1.545.671)
Deferred	(2.760.597)	315.218
Income Tax and Social Contribution	(4.063.245)	(1.230.453)
Net Income	9.579.563	3.523.531
Earnings per share - R$	14,02	5,16

Consolidated Balance Sheet

R$ ‘000

ASSETS	2024	2023
Current	10.608.860	7.783.450
Cash and equivalents	1.682.606	838.484
Financial investments	3.699.694	2.426.752
Trade Accounts receivable	3.894.557	3.584.287
Related parties receivable	319.546	261.280
Inventory	10.818	86.008
Restricted cash	37.715	54.944
Taxes	800.811	494.647
Currency Derivatives	67.440	-
Others	95.673	37.048

Non-Current	70.356.570	53.687.507
Financial investments	769.057	-
Trade Accounts receivable	327.798	272.436
Related parties receivable	908.875	935.272
Legal Deposits	139.222	130.979
Taxes	-	98.076
National Water and Sanitation Agency (ANA)	1.993	2.673
Others	135.227	159.017

Investments	215.803	161.863
Land	46.630	46.678
Contract assets	4.877.667	7.393.096
Financial assets	17.601.626	-
Intangibles	44.771.124	44.012.858
PP&E	561.548	474.559
Total assets	80.965.430	61.470.957

2024 Earnings Page 8

LIABILITIES AND EQUITY	2024	2023
Current Liabilities	11.972.245	8.407.842
Trade Accounts Payable	766.609	456.215
Debt	3.133.850	2.616.406
Labor	1.286.193	807.440
Taxes	591.271	511.972
Shareholders Distributions (Dividends and Interest for Own Capital)	2.275.890	837.391
Legal Accruals	1.546.185	1.064.367
Services Accounts Payable	1.438.507	750.732
Public-Private Partnership (PPP)	452.323	487.926
Program Contract Commitments	-	21.969
Other Trade payables	194.308	218.923
Other	287.109	634.501

Non-Current Liabilities	32.065.131	23.205.739
Debt	22.124.447	16.919.944
Deferred Income Tax	2.661.891	-
Deferred Sales Tax	1.117.804	164.097
Legal Accruals	895.495	762.065
Pension	1.931.145	2.142.871
Public-Private Partnership (PPP)	2.853.896	2.798.688
Program Contract Commitments	-	12.047
Performance Contract Payables	137.441	168.298
Other	343.012	237.729
Total Liabilities	44.037.376	31.613.581

Equity	36.928.054	29.857.376
Paid-in Capital	15.000.000	15.000.000
Profit Reserves	21.647.715	14.711.014
OCI	280.339	146.362
Total Equity and Liabilities	80.965.430	61.470.957

2024 Earnings Page 9

Consolidated Cash Flow Statement

R$ ‘000	2024	2023
Operating Free Cash Flow	7.404.568	4.854.352
Pre-tax Earnings	13.642.808	4.753.984
Depreciation and Amortization	2.676.642	2.790.586
PP&E and Intangibles Write-offs	171.173	8.354
Allowance for doubtful accounts	557.789	652.920
Accruals and inflation adjustment	801.179	458.889
Accrued Interest on Debt	1.655.765	1.314.359
Inflation adjustment and FX gains/(losses) Debt	659.475	(163.322)
Debt inflation adjustment	34.388	-
Interest and inflation adjustment net gains/(losses)	(237.617)	(79.232)
Financial charges to customers	(437.811)	(374.902)
Construction Margin	(139.976)	(125.603)
Provision for Consent Decrees (TAC) and Voluntary Termination Programs	354.078	356.300
Minority Interest	(35.322)	(32.393)
Interest and inflation adjustment (Public-Private Partnerships)	589.330	1.001.078
Municipal Funds Accruals	309.807	195.874
Pension	161.505	238.751
Currency Derivatives	(324.778)	-
Financial Asset Bifurcation	(9.151.310)	-
Deferred Tax on Financial Asset	822.482	-
Other adjustments	108.901	21.997
Interest paid	(1.976.694)	(1.936.419)
Income tax paid	(1.763.206)	(1.568.611)

Changes in Assets
Trade Accounts Receivable	(442.312)	(835.324)
Related parties	(25.429)	(4.553)
Inventory	(13.785)	38.239
Taxes	(306.163)	(251.741)
Legal deposits	50.547	72.469
Other	(2.668)	36.091
Changes in Liabilities
Trade Accounts Payable	(437.694)	(394.188)
Services Payable	377.968	(168.384)
Labor	77.973	19.377
Taxes	265.189	186.810
Deferred Sales Taxes	131.225	4.374
Accruals	(185.932)	(243.241)
Pension	(227.233)	(249.488)
Other	(335.726)	(868.699)
	2024	2023
Cash flows from Investments	(9.975.642)	(4.905.512)
Acquisition of contract and intangible assets	(7.929.946)	(3.991.325)
Restricted cash	17.229	(17.470)
Financial investments - Investment	(6.456.564)	(742.843)
Financial investments - Redemption	5.303.658	-
Financial Investments	(769.057)	-
Investments	(40.234)	(6.625)
Purchases of tangible assets	(100.728)	(147.249)

Cash flows from Financing Activities	3.415.196	(977.841)
New Debt	6.870.754	2.371.111
Debt repayment	(2.246.263)	(1.771.090)
Interest for Own Capital	(928.851)	(823.671)
Public-Private Partnership (PPP)	(569.725)	(673.645)
Program Contract Commitments	(35.497)	(81.357)
Currency Derivatives	324.778	811

Free Cash Flow to Equity	844.122	(1.029.001)
Cash at Beginning of Period	838.484	1.867.485
Cash at End of Period	1.682.606	838.484

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: March 24, 2025

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Daniel Szlak
Name: Daniel Szlak Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.